SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                             ----------------------

                               AMENDMENT NO. 4 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                           GENERAL BEARING CORPORATION
                       (Name of Subject Company (Issuer) )

                         GBC ACQUISITION CORP. (Offeror)
                          SEYMOUR I. GUSSACK (Offeror)
                           DAVID L. GUSSACK (Offeror)
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person) )

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    369147103
                      (CUSIP Number of Class of Securities)

                                David L. Gussack
                                    President
                              GBC Acquisition Corp.
                                 44 High Street
                           West Nyack, New York 10994
                                 (845) 358-6000
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

Barry M. Abelson, Esquire                        Christopher S. Miller, Esquire
Pepper Hamilton LLP                              Pepper Hamilton LLP
3000 Two Logan Square                            400 Berwyn Park
Eighteenth and Arch Streets                      899 Cassatt Road
Philadelphia, Pennsylvania 19103-2799            Berwyn, Pennsylvania 19312-1183
(215) 981-4000                                   (610) 640-7800

                            CALCULATION OF FILING FEE

         Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------  ----------------------------------------
               $6,587,856                                 $835

* Estimated for purposes of calculating filing fee only. Calculated as the product of $4.00, the per share tender offer price for all of the outstanding shares of common stock of General Bearing Corporation ("General Bearing") and the sum of 1,306,064, the number of outstanding shares sought in the offer and 340,900, the number of shares underlying all vested shares.

** The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $126.70 per million dollars of the transaction valuation amount.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $835                 Filing Party: GBC Acquisition Corp.

Form or Registration No.: Not Applicable     Date Filed: July 16, 2004 and
                                                         August 9, 2004.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |X|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                                   SCHEDULE TO

      This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO, as amended on August 9, 2004, August 11, 2004 and August 12, 2004, ("Schedule TO") relating to the offer by GBC Acquisition Corp., a Delaware corporation (the "Purchaser") currently controlled by Seymour
I. Gussack, Chairman of the Board of General Bearing Corporation ("General Bearing") and David L. Gussack, Chief Executive Officer and a director of General Bearing to purchase all of the outstanding shares of the common stock, par value $0.01 per share (the "Shares"), of General Bearing, that are not shares beneficially owned by Seymour Gussack, David Gussack, Robert E. Baruc and Nina M. Gussack, each directors of General Bearing, certain officers of General Bearing, and certain of their respective family members (collectively referred to herein as the "Continuing Stockholders") (See the sections titled "The Offer--Certain Information Concerning the Continuing Stockholders and the Purchaser" and "Schedule B"). The purchase price is $4.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase dated July 16, 2004 as amended and supplemented by Amendment No. 2 filed with the SEC on August 11, 2004 and Amendment No. 3 filed with the SEC on August 12, 2004 (the "Offer To Purchase"), and the related Letter of Transmittal (which as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

      Unless otherwise stated below, the information set forth in the Offer to Purchase including all schedules and annexes thereto is hereby expressly incorporated herein by reference in response to all items of this Amendment, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. You should read this Amendment together with the Schedule TO we filed on July 16, 2004, as amended on August 9, 2004, August 11, 2004 and August 12, 2004.

ITEM 1. SUMMARY TERM SHEET.

            Item 1 of Schedule TO is hereby amended and supplemented by including the following:

            "The offering period expired at 12:00 Midnight Eastern Standard Time, on Friday, August 13, 2004.

            The Offer was subject to a number of conditions, including the tender of a sufficient number of shares such that, the Purchaser would own at least 90% of the outstanding Shares. This condition was not satisfied.

            Accordingly, the Offer expired in accordance with its terms, and the Purchaser will not accept for payment, and will not pay for, any tendered shares.

            All tendered shares will be promptly returned to stockholders.

            The full text of the press release the Purchaser issued on August 16, 2004 announcing the expiration of the Offer is filed as Exhibit
            (a)(1)(iv) hereto."

ITEM 4. TERMS OF TRANSACTION.

            Item 4 of Schedule TO is hereby amended and supplemented by including the following: "The offering period expired at 12:00 Midnight Eastern Standard Time, on Friday, August 13, 2004.

            The Offer was subject to a number of conditions, including the tender of a sufficient number of shares such that, the Purchaser would own at least 90% of the outstanding Shares. This condition was not satisfied.

            Accordingly, the Offer expired in accordance with its terms, and the Purchaser will not accept for payment, and will not pay for, any tendered shares.

            All tendered shares will be promptly returned to stockholders.

            The full text of the press release the Purchaser issued on August 16, 2004 announcing the expiration of the Offer is filed as Exhibit
            (a)(1)(iv) hereto."

ITEM 12. EXHIBITS.

            Item 12 is hereby supplemented by including the following exhibit:

(a)(1)(xiv) Text of Press Release issued by GBC Acquisition Corp. on August 16,
            2004.


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

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      N/A


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ David L. Gussack
                                                     ---------------------------
                                                     David L. Gussack, President
                                                     GBC Acquisition Corp.
                                                     August 16, 2004


                                                     /s/ David L. Gussack
                                                     ---------------------------
                                                     David L. Gussack
                                                     August 16, 2004


                                                     /s/ Seymour I. Gussack
                                                     ---------------------------
                                                     Seymour I. Gussack
                                                     August 16, 2004


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

                                  EXHIBIT INDEX

EXHIBIT NO                                 DESCRIPTION

(a)(1)(i)            Offer To Purchase dated July 16, 2004.*

(a)(1)(ii)           Letter of Transmittal.*

(a)(1)(iii)          Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.*

(a)(1)(vii) Text of Press Release issued by General Bearing on April 28, 2004 (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed April 29, 2004 by GBC Acquisition Corp.).

(a)(1)(viii)         Text of Letter to Board of Directors of General Bearing by
                     GBC Acquisition Corp. on April 28, 2004 (incorporated by reference to Exhibit 99.2 of Schedule TO-C filed April 29,
                     2004 by GBC Acquisition Corp.).

(a)(1)(ix) Text of Email Correspondence dated May 8, 2004 from David Gussack to David Mardo of U.S. Trust Company in response to an inquiry from David Mardo asking when the tender offer is expected to be completed (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed May 10, 2004 by GBC Acquisition Corp.).

(a)(1)(x) Text of Press Release issued by General Bearing Corporation on July 16, 2004.*

(a)(1)(xi) Text of Letter to Stockholders of General Bearing by GBC Acquisition Corp. on July 16, 2004.*

(a)(1)(xii) Text of Press Release issued by GBC Acquisition Corp. on August 6, 2004.*

(a)(1)(xiii)         Text of Press Release issued by GBC Acquisition Corp. on
                     August 12, 2004.*

(a)(1)(xiv) Text of Press Release issued by GBC Acquisition Corp. on August 16, 2004.**

(a)(5) Complaint of David Cohen, Trustee for Integrated Legal and Financial Problem Solvers, Inc. Defined Benefit Pension Plan and Trust, individually and on behalf of others similarly situated, against General Bearing Corporation, et al, filed in the Court of Chancery of the State of Delaware for New Castle County on August 11, 2004.*

(b)(1) Commitment Letter, dated May 24, 2004, by and between GBC Acquisition Corp. and Keybank, N.A.*

(b)(2) Supplemental Commitment Letter, dated July 14, 2004, by and between GBC Acquisition Corp. and Keybank, N.A.*

(b)(3)               Financing Proposal, dated May 24, 2004 by Keybank, N.A.*

(d) Indemnification Agreement, dated July 14, 2004, by and among Seymour Gussack, David Gussack, Peter Barotz, Barbara Henagan and Ronald Fetzer.*

(f) Excerpts from Section 262 of the Delaware General Corporation Law (included as Schedule A of the Offer To Purchase filed herewith as Exhibit (a)(1)(i)).*

----------
*     filed previously.

**    filed herewith.


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